UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notice of Failure to Satisfy a Continued Listing Rule

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On September 15, 2022, Lixiang Education Holding Co., Ltd (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Global Market (“Nasdaq”) indicating that the Company was not in compliance with Listing Rule 5450(a)(2) (the “Minimum Public Holders Rule”), which requires the Company to have at least 400 public holders for continued listing on the Nasdaq Global Market. The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

The Notice states that the Company has 45 calendar days to submit a plan to regain compliance with the Minimum Public Holders Rule. The Company intends to submit a plan to regain compliance with the Minimum Public Holders Rule within the required timeframe. If Nasdaq accepts Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the date of the Notice to evidence compliance with the Minimum Public Holders Rule. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal the decision in front of a Nasdaq Hearings Panel.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is one of the leading providers of education services in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Forward-Looking Statements

The Company makes forward-looking statements in this Form 6-K within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events. These forward-looking statements are based on information available to us as of the date of this Form 6-K, and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, including the Company’s ability to submit a plan of compliance satisfactory to Nasdaq, its ability to evidence that it has a minimum of 400 public holders, and other risks and uncertainties set forth in the Company’s reports filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events, or developments or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Biao Wei
Biao Wei
Director and Chief Executive Officer
Date: September 21, 2022